EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Year Ended December 31,
(in millions)	2015	2014	2013	2012	2011
Fixed Charges:
Interest expense(1)	$355	$381	$406	$430	$478
Capitalized interest	—	4	4	13	13
Portion of rental expense which represents interest factor(1)	228	273	251	215	227
Total Fixed Charges	$583	$658	$661	$658	$718

Earnings Available for Fixed Charges:
Pre-tax income	$412	$1,206	$1,243	$1,284	$1,450
Distributed equity income of affiliated companies	56	69	77	62	63
Add: Fixed charges	583	658	661	658	718
Less: Capitalized interest	—	(4)	(4)	(13)	(13)
Less: Net income-noncontrolling interests	(18)	(23)	(20)	(28)	(33)
Total Earnings Available for Fixed Charges	$1,033	$1,906	$1,957	$1,963	$2,185

Ratio of Earnings to Fixed Charges	1.77	2.90	2.96	2.98	3.04

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Fixed Charges:
Interest expense(1)	355	$381	$406	$430	$478
Capitalized interest	—	4	4	13	13
Portion of rental expense which represents interest factor(1)	228	273	251	215	227
Total Fixed Charges before preferred stock dividends pre-tax income requirements	583	658	661	658	718
Preferred stock dividends pre-tax income requirements	39	39	39	39	39
Total Combined Fixed Charges and Preferred Stock Dividends	$622	$697	$700	$697	$757
Earnings Available for Fixed Charges:
Pre-tax income	412	$1,206	$1,243	$1,284	$1,450
Distributed equity income of affiliated companies	56	69	77	62	63
Add: Fixed charges before preferred stock dividends	583	658	661	658	718
Less: Capitalized interest	—	(4)	(4)	(13)	(13)
Less: Net income-noncontrolling interests	(18)	(23)	(20)	(28)	(33)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$1,033	$1,906	$1,957	$1,963	$2,185

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.66	2.73	2.80	2.82	2.89

(1)
Includes amounts related to our ITO business, which was reported as a discontinued operation through its date of sale on June 30, 2015. Refer to Note 4 - Divestitures in our Consolidated Financial Statements,which is incorporated by reference, for additional information regarding this sale.